Exhibit 5
December 17, 2010
FILED BY SEDAR
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Nova Scotia Securities Commission
Dear Sirs/Mesdames:

RE:	DENISON MINES CORP. (the “Corporation”) Final Short Form Prospectus dated December 16, 2010 (the “Prospectus”)
We refer to the Prospectus relating to the issuance of common shares on the exercise of special warrants and the issuance of common shares on the exercise of flow-through special warrants of the Corporation.
We hereby consent to the reference to and use of our name and our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to the reference to our firm name on the face page of the Prospectus and under the heading “Interests of Experts”.
We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions in the Prospectus or that are within our knowledge as a result of services we performed in the preparation of the Prospectus.
This letter is solely for the information of the above-mentioned securities regulatory authorities and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.
Yours truly,
“CASSELS BROCK & BLACKWELL LLP”

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com